Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Current Report on Form 8-K/A of Westlake Chemical Corporation pertaining to the consummation of the merger transaction between Westlake Chemical Corporation and Axiall Corporation and to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-118205) and Form S-3 (No. 333-191064) of Westlake Chemical Corporation of our report dated February 26, 2016, except for Note 3 and Note 20, as to which the date is August 29, 2016, with respect to the consolidated financial statements of Axiall Corporation included in a Current Report on Form 8-K filed by Axiall Corporation with the Securities and Exchange Commission on August 30, 2016.

/s/ Ernst & Young LLP

Atlanta, Georgia

September 8, 2016